As filed with the Securities and Exchange Commission on June 24, 2015.

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of: Invesco PowerShares Capital Management LLC PowerShares Exchange-Traded Fund Trust; PowerShares Exchange-Traded Fund Trust II; and Invesco Distributors, Inc.	File No. 812-

Application for an Order to Amend a Prior Order under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

Please send all communications, notices and orders to:

Eric S. Purple	Alan P. Goldberg
K&L Gates LLP	K&L Gates LLP
1601 K Street, NW	70 W. Madison St., Suite 3100
Washington, DC 20006	Chicago, Illinois 60602

With copies to:

Andrew Schlossberg	Anna Paglia
PowerShares Exchange-Traded Fund Trust	PowerShares Exchange-Traded Fund Trust
PowerShares Exchange-Traded Fund Trust II	PowerShares Exchange-Traded Fund Trust II
Invesco PowerShares Capital Management LLC	Invesco PowerShares Capital Management LLC
3500 Lacey Road	3500 Lacey Road
Downers Grove, Illinois 60515	Downers Grove, Illinois 60515

John M. Zerr
Invesco Distributors, Inc.
11 Greenway Plaza
Houston, Texas 77046

Page 1 of 21 sequentially numbered pages (including exhibits).

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I.	INTRODUCTION

A.	Summary of Application

In this application (“Application”), PowerShares Exchange-Traded Fund Trust (“Trust I”) and PowerShares Exchange-Traded Fund Trust II (“Trust II” and, together with Trust I, the “Trusts,” with each being a “Trust”), Invesco PowerShares Capital Management LLC (the “Adviser”) and Invesco Distributors, Inc. (the “Distributor”) (collectively, the Trusts, Adviser and Distributor are referred to herein as the “Applicants”)1 apply for and request an order (“Order”) from the U.S. Securities and Exchange Commission (“Commission”) to amend a Prior Order (defined herein) issued to Applicants under (i) Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-l under the Act, (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) Section 12(d)(l)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act with respect to index-based exchange-traded funds (“ETFs”).2

The Prior Order permitted, among other things:

1.	series of certain open-end management investment companies (each a “Fund,” collectively, the “Funds”) to issue shares (“Shares”) with limited redeemability in large aggregations only (“Creation Units”) (e.g., at least 25,000 Shares) that can be traded in the secondary market at market prices;

2.	secondary market transactions in Shares at negotiated prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”);

3.	relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and

1 Any future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

2 The Adviser, Distributor and Trust I previously submitted an application with the Commission (File No. 812-12911) on March 25, 2003, as amended (the “Equity Application”), requesting relief with respect to the offering of ETFs based on indexes of domestic equity securities. The Equity Application was noticed in Release No. IC-25961 dated March 4, 2003 (the “Equity Notice”) and the order granting the relief requested was contained in Release No. IC-25985 dated March 28, 2003 (the “Equity Order”). Applicants previously submitted an application with the Commission (File No. 812-13335) on May 18, 2007, as amended (the “Fixed Income Application”), requesting relief with respect to the offering of ETFs based on indexes of domestic and foreign fixed income securities and foreign equity securities. The Fixed Income Application was noticed in Release IC-27811 dated April 30, 2007 (the “Fixed Income Notice”) and the order granting the relief requested was contained in Release No. IC-27841 dated May 25, 2007 (the “Fixed Income Order”). The Equity Application and Fixed Income Application are collectively referred to as the “Prior Application”; the Equity Notice and Fixed Income Notice are collectively referred to as the “Prior Notice”; and the Equity Order and Fixed Income Order are collectively referred to as the “Prior Order.” Certain of the Applicants (and/or their affiliates) also have received (i) an order to allow other investment companies and unit investment trusts to acquire shares of the series of the Trusts in excess of the limitations imposed by Section 12(d)(1) of the Act (PowerShares Capital Management LLC, et. al., Inv. Co. Act Rel. Nos. 27693 (Jan. 31, 2007) (notice) and 27743 (Feb. 27, 2007) (order) (“2007 12(d)(1) Order”)); (ii) an order to operate and offer actively-managed exchange-traded funds (PowerShares Capital Management LLC, et. al., Inv. Co. Act Rel. Nos. 28140 (Feb. 1, 2008) (notice) and 28171 (Feb. 27, 2008) (order) (“Actively-Managed Order”)); and (iii) an order permitting the Funds to invest in the securities of other investment companies beyond the limits permitted under the Act (PowerShares Exchange-Traded Fund Trust, et al., Inv. Co. Act Rel. Nos. 30222 (Sept. 26, 2012) (notice) and 30238 (Oct. 23, 2012) (order) (“2012 12(d)(1) Order”)). While the requested Order would amend the Prior Order, the requested Order would not amend or supersede the 2007 12(d)(1) Order, the Actively-Managed Order or the 2012 12(d)(1) Order, except that Applicants would rely on the requested Order, if granted, to operate and offer index-based exchange-traded funds that (i) may allow other investment companies and unit investment trusts to acquire shares of the series of the Trusts in excess of the limitations permitted under the Act pursuant to the 2007 12(d)(1) Order, and (ii) invest in the securities of other investment companies beyond the limits permitted under the Act pursuant to the 2012 12(d)(1) Order.

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4.	certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of large aggregations of Shares of such Funds (“Creation Units”).

Pursuant to the Prior Order, Applicants issue and operate Funds (each, a “Current Fund”) that seek to track the performance of indexes (for each Fund, an “Underlying Index”). The Prior Order provides that no entity that creates, compiles, sponsors or maintains an Underlying Index (an “Index Provider”) is, or will be, an “Affiliated Person” (as defined in Section 2(a)(3) of the Act), or an Affiliated Person of an Affiliated Person, of the Trust, the Adviser, the Distributor, promoter or any Sub-Adviser (defined herein) to a Current Fund.

Applicants now seek an Order to amend the Prior Order to permit the offering of certain open-end management investment companies, or series thereof, that seek to track Underlying Indexes for which an Affiliated Person, or an Affiliated Person of an Affiliated Person, of a Trust, the Adviser3, the Distributor, promoter, or any Sub-Adviser to a Fund, will serve as the Index Provider (each, a “Self-Indexing Fund”).

All entities that intend to rely on the requested Order have been named as Applicants. Applicants request that the Order apply to any Self-Indexing Fund, including any Current Fund that may change its Underlying Index to become a Self-Indexing Fund, as well as any additional Self-Indexing Funds that are series of a Trust, or any other open-end management investment company or series thereof, that may be created in the future that operate as an ETF and that tracks a specified Underlying Index (a “Future Fund”). Each Current Fund is, and each Self-Indexing Fund will be, (i) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (ii) in compliance with the terms and conditions of the Prior Order, as amended by this Application.

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The relief requested by Applicants to issue Self-Indexing Funds is substantially similar to prior relief granted by the Commission to other open-end management investment companies commonly referred to as ETFs (collectively, “Prior Self-Indexing ETFs”).4

Except as specifically noted herein, all representations and conditions contained in the Prior Application relating to the operation of the Current Funds are equally applicable to any Self-Indexing Funds. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

Applicants believe that the requested relief is appropriate in the public interest, consistent with the protection of investors, does not involve overreaching on the part of any person concerned, is consistent with the investment objectives and policies of each Self-Indexing Fund, and is consistent with the general purposes fairly intended by the policy and provisions of the Act.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

3 The term “Adviser” includes Invesco PowerShares Capital Management LLC (“IPCM”) or any entity controlling, controlled by or under common control with IPCM.

4 See In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (“WisdomTree Order”); In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009) (order) (“IndexIQ Order”); Van Eck Associates Corporation, et al., Investment Company Act Release Nos. 29455 (Oct. 1, 2010) (notice) and 29490 (Oct. 26, 2010) (order) (“Market Vectors Order”); In the Matter of Guggenheim Funds Investment Advisors, LLC, et. al., Investment Company Act Release Nos. 30560 (June 14, 2013) (notice) and 30598 (July 10, 2013) (order) (“Guggenheim Order”); and In the Matter of Northern Trust Investments, Inc., et al., Investment Company Act Release Nos. 31264 (Sept. 25, 2014) (notice) and 31299 (Oct. 21, 2014) (order) (“FlexShares Order”). The WisdomTree Order, IndexIQ Order and Market Vectors Order are collectively referred to herein as the “Prior Self-Indexing Orders”; the Guggenheim Order and FlexShares Order are collectively referred to herein as the “Recent Self-Indexing Orders.”

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II.	BACKGROUND

A.	The Applicants

1.	Trusts and Funds

Applicants have established, and intend to continue to establish, certain index-based investment products intended to be made available to both institutional and retail investors. Each Trust has created, and intends to continue to create, diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in the Prior Application, as amended by this Application.

Each Trust is a business trust under the laws of the Commonwealth of Massachusetts and is registered with the Commission as a series open-end management investment company. Each Trust offers and sells its Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”). Each Current Fund operates, and each Self-Indexing Fund will operate, as an ETF. The Trusts are managed by a board of trustees (the “Board”).5

Each Current Fund has a distinct investment objective and seeks to provide investment returns that generally correspond, before fees and expenses, to the price and yield performance of its respective Underlying Index by using either a replication or representative sampling strategy, as disclosed in its prospectus (“Prospectus”). The Self-Indexing Funds will operate in a manner identical to that of the Current Funds that were the subject of the Prior Order, except as described in this Application.

2.	The Adviser

IPCM, a limited liability company organized under the laws of the State of Delaware, serves as the Adviser to the Current Funds and will serve as the Adviser to the Self-Indexing Funds. The Adviser has its principal office located at 3500 Lacey Road, Suite 700, Downers Grove, Illinois. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Self-Indexing Fund. The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to one or more Self-Indexing Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). Under the Adviser’s supervision, each applicable Sub-Adviser will manage the investment and reinvestment of each applicable Self-Indexing Fund’s assets in accordance with such Fund’s investment objective. Any Sub-Adviser to a Self-Indexing Fund will be either registered under the Advisers Act or exempt from registration thereunder.

3.	The Distributor

Invesco Distributors, Inc., a limited liability company organized under the laws of the State of Delaware, will serve as the principal underwriter and Distributor for each Self-Indexing Fund pursuant to a distribution agreement between each Trust and the Distributor. The Distributor has its principal office located at 11 Greenway Plaza, Suite 1000, Houston, Texas. The Distributor is an “affiliated person” of such Self-Indexing Fund’s Adviser and/or Sub-Advisers. The Distributor is, and any Future Distributor (defined herein) for a Self-Indexing Fund will be, a broker-dealer registered under the Exchange Act. The Distributor for each Self-Indexing Fund will comply with the terms and conditions of this Application. Applicants request that the Order also apply to any other future principal underwriter and distributor to any Future Fund (“Future Distributor”), provided that any such Future Distributor complies with the terms and conditions of this Application.

5 The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

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B.	Operation of the Self-Indexing Funds

1.	Underlying Indexes and Licensing Arrangements

Each Self-Indexing Fund will be entitled to use its respective Underlying Index pursuant to either a licensing agreement with an Index Provider or a sub-licensing arrangement6 with the Adviser, which has or will have a licensing agreement with such Index Provider. The licenses for the Self-Indexing Funds will specifically state that the affiliated Index Provider (or in case of a sub-licensing agreement, the Adviser) must provide the use of the Underlying Indexes and related intellectual property at no cost to the Self-Indexing Funds.

2.	Availability of Information Regarding Shares and Underlying Indexes

The Self-Indexing Funds will operate in a manner identical to the operation of the Current Funds with regard to the availability of information on their Shares, as set forth in the Prior Order. Moreover, on each Business Day, before commencement of trading of Shares of Self-Indexing Funds on the Exchange, the identities and quantities of the portfolio securities and other assets held by each Self-Indexing Fund that will form the basis for such Self-Indexing Fund’s calculation of NAV at the end of the Business Day will be made available on its website (“Website”). The Website will be publicly available at no charge to the public.

3.	Public Representations

The Self-Indexing Funds will operate in a manner identical to the operation of the Current Funds with regard to public representations, as set forth in the Prior Order (including, for example, taking such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund”). In addition to the foregoing, the Registration Statement for each Self-Indexing Fund (i) will disclose that the Index Provider is an affiliated person of such Self-Indexing Fund and will describe the nature of the affiliation, and (ii) will disclose that the Affiliated Indexes (defined below) are created and sponsored by the Adviser or an Affiliated Person of the Adviser.

III.	NEED FOR EXEMPTIVE RELIEF

Applicants believe that each Self-Indexing Fund’s investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously granted in the Prior Order, except that the Self-Indexing Funds will seek to track Underlying Indexes that will be provided by the Index Provider, who will be the Adviser or another Affiliated Person. Indeed, Applicants submit that if an unaffiliated entity served as Index Provider to the Funds, (i) each Self-Indexing Fund would operate identically to other ETFs, including the Current Funds, and (ii) the Index Provider would be viewed the same as other index providers that create and license their intellectual property for use by ETFs. Absent exemptive relief, the Applicants would not be permitted to offer the Self-Indexing Funds.

The only discernable difference between existing ETFs (including the Current Funds) and the Self-Indexing Funds is that, in the case of the Self-Indexing Funds, an Affiliated Person serving as Index Provider will create a proprietary, rules-based methodology (“Rules Based Process”) to create Underlying Indexes (each, an “Affiliated Index” and collectively, the “Affiliated Indexes”).7 The Adviser will serve as the affiliated Index Provider to certain Self-Indexing Funds.

6 The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation of the return of component securities, in advance of a public announcement of such changes by the Index Provider. In this context, the term “Index Provider” refers to the employees of the Adviser (or its affiliate) that are responsible for creating, compiling and maintaining the relevant Underlying Index.

7 The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors, foreign investment companies, and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which an Adviser acts as adviser and/or sub-adviser (“Affiliated Accounts”), as well as other such registered investment companies, separately managed accounts, foreign investment companies, and privately offered funds for which it does not act either as adviser and/or sub-adviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such Index(es) or a representative sample of such constituents of the Index. The Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

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Applicants recognize that Self-Indexing Funds could raise concerns regarding the potential ability of an affiliated person to manipulate an Underlying Index to the benefit or detriment of a Self-Indexing Fund. Applicants further recognize the potential for conflicts that may arise with respect to the personal trading activity of personnel of the Affiliated Person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated. To address those concerns, Applicants propose to follow a framework established by the Recent Self-Indexing Orders – that is, to fully disclose the holdings of each Self-Indexing Fund to address the potential conflicts of interest noted above. For the reasons set forth below, Applicants believe that requiring Self-Indexing Funds to maintain full portfolio transparency will provide an effective mechanism for addressing any potential conflicts of interest.

Applicants contend that the potential conflicts of interest arising from the fact that the Index Provider will be the Adviser or an Affiliated Person are not actual concerns, and will not have any impact on the operation of the Self-Indexing Funds, because the portfolios of the Self-Indexing Funds will be fully “transparent.” That is, each Self-Indexing Fund will post on its Website on each day that the NYSE, the relevant Listing Exchange and such Self-Indexing Fund are open for business, including any day that a Self-Indexing Fund is required to be open under Section 22(e) of the Act (a “Business Day”), before commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio holdings held by the Self-Indexing Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.8

The framework set forth in the Recent Self-Indexing Orders is substantially similar to the framework approved by the Commission for actively managed ETFs. Unlike conventional passively managed ETFs, actively managed ETFs do not seek to replicate the performance of a specified index and seek to achieve their investment objectives by using an “active” management strategy to invest in portfolio securities. Notably, the structure of actively managed ETFs presents potential conflicts of interest that are the same as those presented by Self-Indexing Funds: the portfolio managers of an actively managed ETF by definition have advance knowledge of pending portfolio changes. However, the Commission determined that for actively managed ETFs, any conflicts of interest could be addressed appropriately through full portfolio transparency (i.e., requiring each actively managed ETF to post on its website on each Business Day, before commencement of trading of shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by the actively managed ETF that will form the basis for such ETF’s calculation of NAV at the end of the Business Day).

In addition, Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Underlying Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by an adviser’s use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side-by-side management of ETFs that track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Both the Act and the Advisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registered funds, and these protections will also help address these conflicts with respect to the Self-Indexing Funds. Therefore, Applicants do not believe their request for Relief presents any novel legal issues that are materially different from those the Commission has already considered.

In light of the foregoing, Applicants believe it is appropriate to allow the Self-Indexing Funds to be fully transparent. Applicants assert that each Self-Indexing Fund’s portfolio holdings will be as transparent as the

8 Under accounting procedures followed by each Fund, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Self-Indexing Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

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portfolio holdings of existing actively managed ETFs, and that each Self-Indexing Fund will provide the same level of transparency with respect to its Underlying Index as the underlying indexes of existing ETFs which track indexes provided by unaffiliated parties. Applicants also assert that such Underlying Indexes will maintain a level of public disclosure regarding selection and weighting methodologies (and prior announcements of changes thereto) similar to that of unaffiliated underlying indexes used by other ETFs.9

In addition, each Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures reasonably designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.10 In addition, the Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any other Adviser and/or Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics (discussed below) and Inside Information Policy of each Adviser and the Sub-Advisers, personnel of those entities with knowledge about the composition of a Portfolio Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. Each Trust will execute confidentiality agreements with any of its service providers who are provided information on the Portfolio Deposit that requires them to refrain from disclosing such information until such information is made public. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to seek to track generally to the price and yield performance of its Underlying Index (before fees and expenses).

The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of an Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The Adviser has also adopted (and any other Adviser has adopted or will adopt) a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). Any Sub-Adviser will be required to confirm to the Adviser and applicable Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the applicable Trust with the certification required by Rule 17j-1 under the Act. Neither any Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors.

To the extent the Self-Indexing Funds transact with an Affiliated Person of an Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Each Self-Indexing Fund’s Board will periodically review the Self-Indexing Fund’s use of an affiliated Index Provider.

9 The Self-Indexing Funds’ full portfolio transparency will typically result in full transparency of a Self-Indexing Fund’s Underlying Index by virtue of a Self-Indexing Fund’s replication of its Underlying Index. While a Self-Indexing Fund that uses a representative sampling approach to track its Underlying Index thus may not provide full transparency of its Underlying Index and accordingly may give rise to conflicts of interest to the extent that an Adviser or Sub-Adviser has discretion to designate the securities to be included in the Portfolio Deposit, Applicants believe any such conflicts are appropriately addressed by the existing protections against conflicts of interests that are provided for in the Advisers Act, as discussed herein. Applicants further note that even such Self-Indexing Funds that use representative sampling to track their Underlying Indexes will provide the same amount of transparency with respect to the selection and weighting methodologies of their Underlying Indexes as is currently required of Current Funds that engage in representative sampling.

10 If the requested Order is granted, the Adviser will include under Item 10.C. of Part 2 of its Form ADV a discussion of its relationship to any affiliated Index Provider and any material conflicts of interest resulting therefrom, regardless of whether the affiliated Index Provider is a type of affiliate specified in Item 10.

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Subject to the approval of the Self-Indexing Funds’ Board, an Adviser, affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by an Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

IV.	IN SUPPORT OF THE APPLICATION

A.	Each Self-Indexing Fund is Similar to Prior Self-Indexing ETFs and Current Funds

The Self-Indexing Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Current Funds. Applicants also believe that the structure and operation of each Self-Indexing Fund will be substantially the same as the Prior Self-Indexing ETFs discussed in this Application. As discussed below, the liquidity and transparency of each Self-Indexing Fund’s portfolio holdings, the arbitrage mechanism and the level and detail of information contained in the Prospectus and Website will be extremely familiar to investors of Prior Self-Indexing ETFs. Consequently, Applicants have every expectation that the Self-Indexing Funds will operate very similarly to the Prior Self-Indexing ETFs trading now in the secondary market.

Additionally, the Self-Indexing Funds will comply with the terms and conditions of the Prior Order, except as described in this Application, and therefore Applicants have every expectation that the Self-Indexing Funds will operate very similarly to the Current Funds. Additionally, the requested Order is substantially similar to those granted in the Prior Self-Indexing Orders. Applicants therefore believe that the exemptions requested are necessary and appropriate in the public interest, consistent with the protection of investors, do not involve overreaching on the part of any person concerned and is consistent with the general purposes fairly intended by the policy and provisions of the Act.

B.	The Self-Indexing Funds Do Not Raise Concerns

1.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, Applicants believe that the information about each Self-Indexing Fund’s portfolio holdings will be both public and as extensive as that information now provided by actively managed ETFs currently listed and traded. In addition, each Fund’s intraday indicative value and the current total aggregate market value of each Underlying Index will be disseminated at fifteen (15) second intervals throughout the day. Further, the identity of deposit securities and redemption securities, if different, will be made available to market participants in the same manner and to the same extent as is provided under the Prior Order.

Applicants believe that the disclosure of a Self-Indexing Fund’s portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Self-Indexing Fund and the investors assembling deposit instruments for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of a Self-Indexing Fund’s portfolio holdings would not lead to “free riding” (where other persons mirror the Self-Indexing Fund’s investment strategies without paying the Self-Indexing Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

2.	Arbitrage Mechanism

Applicants assert that the arbitrage opportunities offered by the Self-Indexing Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

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Applicants have every reason to believe that the design, structure and transparency of the Self-Indexing Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Self-Indexing Fund’s structure, Applicants submit that the secondary market prices for Shares of such Self-Indexing Funds should be close to NAV and should reflect the value of each Self-Indexing Fund’s portfolio.

C.	Investor Uses and Benefits of Products

Applicants believe that the Self-Indexing Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. The last, but by no means least important, benefit is that investors will have access to extensive information regarding the portfolio holdings of each Self-Indexing Fund, and deposit or redemption instruments. Applicants believe that this updated information also will be used by fund analysts, fund evaluation services, financial planners and advisers and broker-dealers, among others, and will enhance general market knowledge about a Self-Indexing Fund’s holdings as well as the performance of its Adviser and/or Sub-Adviser.

Applicants will make every effort to structure the Self-Indexing Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. Given that each Self-Indexing Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor Sub-Adviser will have latitude to change or specify certain deposit or redemption instruments to favor an affiliate.

D.	The Commission Should Grant the Exemptive Relief Requested in This Application

In summary, Applicants believe that the Self-Indexing Funds will operate in the same manner as Prior Self-Indexing ETFs, and provide necessary safeguards against shareholder discrimination and potential conflicts of interest. Applicants believe the potential conflicts of interest presented and addressed in the FlexShares Order and Guggenheim Order are substantially identical to the potential conflicts created by the operation of the Self-Indexing Funds and the Underlying Indexes, and therefore believe the requested Order presents no new regulatory concerns to the Commission. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Self-Indexing Funds are appropriate candidates for the requested Relief.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested Relief will be subject to all of the conditions set forth in the Prior Order, as well as well as the following:

1.	Each Self-Indexing Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Exchange, the Fund’s portfolio holdings.

2.	No Adviser or any Sub-Adviser to a Self-Indexing Fund, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Self-Indexing Fund) to acquire any Deposit Instrument for the Self-Indexing Fund through a transaction in which the Self-Indexing Fund could not engage directly.

VI.	REQUEST FOR ORDER

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order amending the Prior Order.

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VII.	PROCEDURAL MATTERS AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act. The items required by Rule 0-2(c)(l) under the Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

All actions necessary to authorize the execution and filing of this application have been taken and the persons signing and filing this application are authorized to so sign and file the same. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

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Dated: June 24, 2015

Respectfully submitted,

POWERSHARES EXCHANGE- TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg President

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Andrew Schlossberg
Andrew Schlossberg President

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:	/s/ Anna Paglia
Anna Paglia Head of Legal

INVESCO DISTRIBUTORS, INC.

By:	/s/ John M. Zerr
John M. Zerr Senior Vice President

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EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

1.	PowerShares-Exchange Traded Fund Trust

2.	PowerShares-Exchange Traded Fund Trust II

3.	Invesco PowerShares Capital Management LLC

4.	Invesco Distributors, Inc.

B.	Verifications required pursuant to Rule 0-2(d).

1.	PowerShares-Exchange Traded Fund Trust

2.	PowerShares-Exchange Traded Fund Trust II

3.	Invesco PowerShares Capital Management LLC

4.	Invesco Distributors, Inc.

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AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Exchange-Traded Fund Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg President June 24, 2015

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AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Exchange-Traded Fund Trust II (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg President June 24, 2015

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AUTHORIZATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

In accordance with Rule 0-2(c) under the Act, Anna Paglia states that all actions necessary to authorize the execution and filing of this application by Invesco PowerShares Capital Management LLC have been taken, and that as Head of Legal thereof, she is authorized to execute and file the same on behalf of Invesco PowerShares Capital Management LLC.

/s/ Anna Paglia
Anna Paglia Head of Legal June 24, 2015

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AUTHORIZATION

INVESCO DISTRIBUTORS, INC.

In accordance with Rule 0-2(c) under the Act, John M. Zerr states that all actions necessary to authorize the execution and filing of this application by Invesco Distributors, Inc. have been taken, and that as Senior Vice President thereof, he is authorized to execute and file the same on behalf of Invesco Distributors, Inc.

/s/ John M. Zerr
John M. Zerr Senior Vice President June 24, 2015

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VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application on the date set forth herein, for and on behalf of PowerShares Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg President June 24, 2015

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VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application on the date set forth herein, for and on behalf of PowerShares Exchange-Traded Fund Trust II, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg President June 24, 2015

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VERIFICATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application on the date set forth herein, for and on behalf of Invesco PowerShares Capital Management LLC, that she is Head of Legal of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Anna Paglia
Anna Paglia Head of Legal June 24, 2015

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VERIFICATION

INVESCO DISTRIBUTORS, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application on the date set forth herein, for and on behalf of Invesco Distributors, Inc., that he is Senior Vice President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John M. Zerr
John M. Zerr Senior Vice President June 24, 2015

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